EXHIBIT 99B

             Letter to Employees Announcing Existence of Harleysville National Corporation Stock Bonus Plan

                 HARLEYSVILLE NATIONAL CORPORATION
                   Harleysville, PA 19438-0195
                         (215) 256-8851



                                 December 24, 1996


EMPLOYEE NAME
BRANCH/DEPARTMENT

     The Board of Directors of Harleysville National Corporation
("HNC"), in celebration of reaching our Billion Dollar milestone, has approved the distribution of a special Stock Bonus to all full and part-time employees.

     Enclosed you will find your HNC stock certificate for ___ shares of HNC common stock, registered as follows:

                       EMPLOYEE NAME
                       JOINT REGISTRANT -- TYPE

     For those of you who are first time shareholders, please be aware that HNC is publicly traded in the over-the counter market (NASDAQ National Market System); the ticker symbol is HNBC. Depending on the newspaper you subscribe to, it may appear alphabetically as HARLYSVLNTL or HRLYNT, but it will only appear on the days when purchases or sales of stock occur.

     Unless you presently participate in the Dividend Reinvestment and Stock Purchase Plan, your dividends will be directly deposited into either your savings or checking account. An Authorization Form for Direct Deposit of Dividends is enclosed for your convenience. Please complete, sign and return this form to Shareholder Services as soon as possible, but no later than January 15, 1997.

     Any questions you may have regarding the registration of your certificate, purchasing or selling HNC stock, or participation in the Dividend Reinvestment and Stock Purchase Plan may be directed to our Shareholder Services Department -- Liz Chemnitz, ext. 312; Debbie Kirk, ext. 326; or Sheila Woodruff, ext. 347.

     This special Stock Bonus is provided pursuant to a Stock Bonus Plan (the "Plan") which is attached for your reference. Further, HNC's periodic and current reports and financial statements required to be filed with the Securities and Exchange Commission are on file with Liz Chemnitz, Shareholder Services Department of HNC, and may be reviewed by an employee who is the recipient of a Stock Bonus. HNC stock awarded under the Plan has been registered under the Securities Act of 1933, as amended.
All transactions of shares received by any Employee must be in compliance with all federal and state securities laws. Please also remember that no Employee should trade in HNC stock if he or she has confidential information regarding HNC.

     I personally want to thank each one of you for a job well done! Our Billion Dollar accomplishment would not have been possible without your efforts.

                                  Happy Holidays,


                                  /s/ Walter E. Daller, Jr.
                                  -------------------------
                                  Walter E. Daller, Jr.
                                  President and
                                  Chief Executive Officer

Enclosures

P.S. - Please remember that your payroll statement of 12/ /96 will include an extra $_____ for full-time employees, and $____ for part-time employees to offset the taxes for this stock bonus.